

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2018

Mark E. Jones
Chairman and Chief Executive Officer
Goosehead Insurance, Inc.
1500 Solana Blvd.
Building 4, Suite 4500
Westlake, Texas 76262

> **Re: Goosehead Insurance, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted January 16, 2018**
> **CIK No. 0001726978**

Dear Mr. Jones:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1.   Your Prospectus Summary is 25 pages long and repeats much of the information found elsewhere in your document. Please revise to limit your Summary section to a summarization of those aspects of the offering that are the most significant, highlight those points in clear, plain language, and eliminate repetitive disclosure.

Company Overview, page 1

2.   Please revise to clarify the basis for your statement of leadership in the first paragraph. Also, please tell us whether you commissioned any of the third-party data you cite for use in connection with your registration statement.

Key elements of our growth strategy, page 10

3.   We note your statement on page 11 regarding your 40,000 potential franchise candidates. Please disclose the criteria used to select these candidates and the number that you believe meet your franchise standards. Please also disclose that any agencies that meet your franchise standards are not guaranteed to execute franchise agreements with you.

Implications of being an emerging growth company, page 17

4.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Risk Factors
We have debt outstanding that could adversely affect our financial flexibility..., page 34

5.   Please quantify your annual debt service requirements and disclose that your credit agreement is collateralized by substantially all of your assets, including rights to future commissions.

Organizational structure
Effect of the reorganization transactions and this offering, page 54

6.   We note the disclosure that the reorganiztion transactions are structured in a tax-efficient manner for your investors. Please clarify whether this reference to investors is to your Pre-IPO LLC Members or investors who purchase Class A shares in the proposed initial public offering.

Dividend policy, page 59

7.   We note your statement that amounts ultimately distributed as dividends to holders of our Class A common stock are expected to be less than the amounts distributed by Goosehead Financial, LLC to the Pre-IPO LLC Members on a per share basis because you must pay taxes, make payments under the tax receivable agreement and pay our expenses. Please disclose an estimate of the aggregate payments under the tax receivable agreement.

Employees, page 101

8.   Please disclosure your number of full-time employees.

Certain relationships and related party transactions, page 114

9. Please disclose the salary paid to the Company's controller, Mark Jones, Jr., or tell us why such disclosure is not required by Item 404(a) of Regulation S-K.

Description of capital stock, page 125

10. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Consolidated and combined statement of income , page F-4

11. Please revise your statement of income to present expenses by function rather than type. Include in your presentation a separate cost of revenue amount for each separately reported revenue line. Refer to Regulation S-X, Rule 5-03(b). Also, separately report amounts resulting from related party transactions as required by Rule 4-08(k) on your statement of income.

1. Organization , page F-7

12. Please provide us with an analysis of the current ownership ofGoosehead Financial, LLC, Texas Wasach Insurance Holdings Group LLC, and Goosehead Management LLC as support for your determination that the three are entities under common control.

Notes to the consolidated and combined financial statements
2. Summary of significant accounting policies
Members' Deficit, page F-10

13. Please provide an analysis supporting your accounting treatment for the Class B equity units in Goosehead Financial, LLC, described here and on page 108, under which you record compensation expense at the time distributions made to Class B holders but not at grant date. In your response, describe the terms of the Class B equity units and refer to specific accounting guidance on which you relied. In addition, tell us and disclose how these Class B equity units will be treated under the reorganization transactions described beginning on page 114.

General

14. Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

You may contact Rolf Sundwall at 202-551-3105 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at 202-551-6761 or Mary Beth Breslin at 202-551-3625 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Richard D. Truesdell, Jr.